April 13, 2020

 Via E-mail
Ambassador Hugo de Zela Martinez
Embassy of Peru
1700 Massachusetts Avenue NW
Washington, DC 20036

Re:    Republic of Peru
       Registration Statement under Schedule B
       Filed April 8, 2020
       File No. 333-237609

       Form 18-K for Fiscal Year Ended December 31, 2018
       Filed June 11, 2019, as amended November 14, 2019 and April 9, 2020 File No. 001-02512

Dear Mr. Martinez:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your documents and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Description of the Securities

Debt Securities, page 2

1. We note your disclosure that, "Whenever Peru issues a series of debt securities, it will attached [sic] the indenture pursuant to which the securities are issued as an exhibit to the registration statement of which this prospectus forms a part." Please revise to clarify whether the indenture will be attached to the prospectus or Schedule B at the time of the issuance of a series.
 Ambassador Hugo de Zela Martinez
Republic of Peru
April 13, 2020
Page 2

2. Please remove the disclaimer that, "You should read the indenture, the prospectus supplement and the forms of debt securities before making your investment decision" or advise.

Where You Can Find More Information, page 30

3. We note that registration statement incorporates by reference any amendment on Form
       18-K/A filed after the "date of this prospectus." We also note that a Form 18-K/A was filed on April 9, 2020 and is not specifically incorporated by reference. Please amend your registration statement to specifically incorporate by reference the latest Form 18-
       K/A and any subsequent reports that are filed after your initial registration statement and prior to effectiveness.

Exhibit E to Form 18-K/A Filed April 9, 2020

General

4. We note your disclosure in the Risk Factors and Recent Development sections regarding
       COVID 19 and Peru's response to it. In the related risk factor, the disclosure states that the government cannot predict the impact that COVID 19 may have on the various sectors of the economy. To the extent possible, considering the potential effects of
       COVID 19 on Peru's economic, political, health and other conditions, please discuss the material impact COVID 19 may have on Peru in both the near and long term.

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                            Sincerely,

                                                            /s/ Michael Coco

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance

cc:    Jaime Mercado
       Simpson Thacher & Bartlett LLP